

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 17, 2009

Ms. Janet Moore
Chief Financial Officer
Biomerica, Inc.
1533 Monrovia Avenue
Newport Beach, CA 92663

   **Re: Biomerica, Inc.
     Form 10-KSB for the Fiscal Year Ended May 31, 2008
     File No. 000-08765**

Dear Ms. Moore:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Martin James
        Senior Assistant Chief Accountant